UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

In respect of the issue of
U.S.$750,000,000 Floating Rate Global Notes due 20 February 2028

by the European Bank for Reconstruction and Development pursuant to its

EUR 45,000,000,000 Global Medium Term Note Programme

Filed pursuant to Rule 3 of Regulation EBRD
Dated 16 February 2024

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the U.S. dollar (“U.S.$”) 750,000,000 Floating Rate Global Notes due 20 February 2028 (the “Notes”) of the European Bank for Reconstruction and Development (the “Bank”) pursuant to the Bank’s EUR 45,000,000,000 Global Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of an Offering Circular dated 3 July 2012, as supplemented by the Supplementary Offering Circular dated 22 July 2019 and a Pricing Supplement dated 16 February 2024 (together, the “Offering Circular”).

Item 1.  Description of Obligations

The Notes, the terms of which are described in the Offering Circular, will constitute direct and unsecured obligations of the Bank and will rank pari passu without any preference among themselves, and, subject to certain conditions set forth in the Offering Circular, equally with all its other unsecured and unsubordinated obligations. Citibank, N.A. (the “Agent”) will act as Agent and Registrar of the Bank in respect of the Notes.

Item 2.  Distribution of Obligations

The Bank entered into a Syndication Agreement dated 16 February 2024 (the “Syndication Agreement”) with the joint lead managers named therein (the “Joint Lead Managers”) pursuant to a Programme Agreement dated 3 July 2012 (the “Programme Agreement”) with Dealers referred to therein. Under the terms of the Syndication Agreement and the Programme Agreement, the Joint Lead Managers have agreed to purchase the Notes. The obligations of the Joint Lead Managers are subject to certain conditions as set forth in the Syndication Agreement and the Programme Agreement.

Item 3.  Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank

Per Unit	100.00%	0.04%	99.96%

Total	U.S.$750,000,000	U.S.$300,000	U.S.$749,700,000

Item 4.  Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5.  Other Expenses of Distribution

The Joint Lead Managers shall bear and pay all costs and expenses (including legal expenses) incurred by themselves in or in connection with the initial printing of the Notes, the Syndication Agreement and the Pricing Supplement prepared in connection with the issue of the Notes, the upfront fees and expenses of the Agent, the legal expenses incurred in relation to the initial listing of the Notes on the Official List of the UK Financial Conduct Authority and the admission of the Notes to trading on the London Stock Exchange’s Main Market, and making initial delivery of the Notes, as set forth in the Syndication Agreement. The Bank shall bear the cost of its own legal expenses and the listing fees for the initial listing of the Notes on the Official List of the UK Financial Conduct Authority and the admission of the Notes to trading on the London Stock Exchange’s Main Market.

Item 6.  Application of Proceeds

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations as described in the Offering Circular.

Item 7.  Exhibits

(a)	The Deed of Covenant dated 3 July 2012.*

(b)	Copy of an opinion of counsel as to the legality of the Notes dated 3 July 2012.*

(c)	(i)	The Programme Agreement dated 3 July 2012.*
	(ii)	The Syndication Agreement dated 16 February 2024.
	(iii)	The Agency Agreement dated 3 July 2012.*

(d)	(i)	The Offering Circular dated 3 July 2012.*
	(ii)	The Supplementary Offering Circular dated 22 July 2019.**
	(iii)	The Pricing Supplement dated 16 February 2024.

*Previously filed with the Securities and Exchange Commission on 17 July 2012.

** Previously filed with the Securities and Exchange Commission on 27 August 2019.

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